Filed Pursuant to Rule 424(b)(3)
File No. 333- 141519

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated May 29, 2007)

CENTERSTAGING CORP.

8,900,000 Shares of Common Stock

This Prospectus Supplement No. 1 amends and supplements our prospectus dated May 29, 2007 (the “Prospectus”) and should be read in conjunction with, and must be delivered with the Prospectus.

Interest Payments Variable Rate Secured Convertible Debentures

On June 12, 2007, we formally notified the holders of our outstanding 10% Convertible Debentures, due December 31, 2008 (the “Debentures”), that all of the interest payable under the Debentures on July 1, 2007, and on each interest payment date thereafter shall be paid in shares of our common stock. Our election to pay interest under the Debentures in shares of common stock will apply to all future interest payment dates until a revised notice is sent to the holders of the Debentures.

Selling Security Holders

The shares of common stock underlying the warrants issued to those selling security holders who, as indicated in the “Selling Security Holder” table of the Prospectus, received such warrants as part of compensation, pursuant to a placement agency agreement between us and such selling security holders, are restricted in accordance with Rule 2710(g)(1) of the NASD Conduct Rules. Accordingly, HPC Capital Management Corp. shall not directly or indirectly offer, sell, transfer, assign, pledge, hypothecate or subject to hedging, short sale, derivative, put or call transaction that would result in the economic disposition of such shares by any person for a period of 180 days after the effective date of this registration statement.

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The date of this Prospectus Supplement is August 14, 2007.